Exhibit 99.1

Tiziana Announces Last Patient Successfully Dosed in its Phase 2 INFORM-MS trial

●	Top line data readout expected in late Q3/early Q4

●	INFORM-MS trial is a randomized, double-blind, placebo-controlled Phase 2a trial using Intranasal Foralumab in patients with Non-Active Secondary Progressive Multiple Sclerosis

BOSTON, MA, June 25, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces that the last patient in its ongoing Phase 2a clinical trial has received their first dose of intranasal foralumab for the treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS). Topline data is expected in late Q3/early Q4 of 2026, and is planned to be presented at the 10th joint Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) and ECTRIMS meeting in Toronto, Canada in October 2026.

The randomized, double-blind, placebo-controlled Phase 2a trial, known as INFORM-MS (NCT06292923), is evaluating the safety, tolerability, and efficacy of two doses of intranasal foralumab versus placebo in up to 48 patients with na-SPMS. The study includes multiple U.S. investigational sites and focuses on both imaging biomarkers and clinical outcomes.

Final dosing is underway across multiple leading U.S. clinical sites, including Brigham and Women’s Hospital, Johns Hopkins University, Weill Cornell Medicine, Yale MS Center, and others. The primary endpoint of the trial is the change in microglial activation as measured by positron emission tomography (PET) scans, with additional clinical evaluations including the Expanded Disability Status Scale (EDSS), quality of life assessments, and the Modified Fatigue Impact Scale (MFIS).

“Participating as Principal Investigator in the INFORM-MS trial has been incredibly rewarding,” said Tanuja Chitnis, M.D., Principal Investigator and Senior neurologist at the Mass General Brigham Neuroscience Institute. “Intranasal foralumab represents a promising and innovative therapeutic strategy for patients with non-active secondary progressive MS. We are encouraged by the smooth initiation of dosing across sites and look forward to evaluating its impact on microglial activation, and then further clinical outcomes during the open label extension in this underserved patient population.”

“We are thrilled to reach this important milestone in our Phase 2 program,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “The successful initiation of dosing in all patients underscores the strong execution by our clinical teams and the enthusiasm from investigators and patients for this novel intranasal approach. We are especially grateful for the unwavering contributions of Principal Investigator Dr. Tanuja Chitnis, whose expertise and dedication have been instrumental in advancing this trial.

Intranasal foralumab has the potential to modulate the immune system in a targeted manner with a favorable safety profile, offering new hope for patients with na-SPMS, a condition with limited treatment options.”

Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development delivered intranasally. This innovative route of administration aims to provide improved efficacy, safety, and tolerability compared to traditional intravenous delivery by targeting immune modulation directly in the nasal passages, with potential effects on the central nervous system.

The Company will continue monitoring patients through the 12-week treatment period and open-label extension, with topline data anticipated in the coming months.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2],[3]

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120
[3]	https://www.neurology.org/doi/10.1212/NXI.0000000000200543